Filed under Rule 433
File Nos. 333-124535
333-124535-05
Final Term Sheet

Issuer:	USB Capital X

Guarantor:	U.S. Bancorp (Ticker: USB)

Size:	$500 million (20 million trust preferred securities)

Overallotment Option:	3 million trust preferred securities

Expected Ratings:	Aa3/A /A+ (Moody’s / S&P / Fitch)

Maturity Date:	April 12, 2066

Coupon/Distribution Rate:	6.50% per annum

1st Coupon/Distribution:	7/12/2006 and quarterly thereafter

Redemption:	On or after 4/12/2011 at $25 per trust preferred security

Liquidation Amount / Par:	$25 per trust preferred security

Trade Date:	4/5/2006

Settle:	4/12/2006 (T+5)

Expected Listing:	NYSE

Public Offering Price:	$25 per trust preferred security

Net Proceeds (before expenses) to Issuer:	$484,250,000, subject to increase as a result of sales of more than 20,000 trust preferred securities to a single purchaser

Joint-Leads:	Citigroup, Merrill Lynch & Co. Inc. and Morgan Stanley

Sr. Co-Managers:	A.G. Edwards & Sons, RBC Capital Markets, UBS Investment Bank, Wachovia Securities

Jr. Co-Managers:	Bear, Stearns & Co., Inc., Charles Schwab, Credit Suisse First Boston, Goldman, Sachs & Co., Lehman Brothers, Oppenheimer, Piper Jaffray

CUSIP/ISIN:	91731L207/ US91731L2079
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The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580.